Exhibit 99.14

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F (the “Form 40-F”) of Timmins Gold Corp., I, Lawrence A. Dick, Phd, P.Geo, hereby consent to the use of my name in connection with the references to the mineral reserve and resource estimates for the San Francisco Project (the “Estimates”) and to the incorporation by reference of references to, and summaries of, the Estimates in the Form 40-F.

By:        /s/ Lawrence A. Dick
Name:   Lawrence A. Dick, Phd, P.Geo

March 29, 2012